June 26, 2019

VIA EDGAR SUBMISSION

Rebekah Lindsey

Division of Corporation Finance

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                                                     Ribbon Communications Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 4, 2019

Form 8-K furnished February 20, 2019

File No. 001-38267

Dear Ms. Lindsey:

Ribbon Communications Inc. (the “Company”) is pleased to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 13, 2019.  For ease of reference, the comments are repeated in italics below and followed by the Company’s responses.

Form 8-K Furnished on February 20, 2019

General

1.              We note your response to prior comment 1.  We believe that the “acquisition-related revenue” adjustment results in a non-GAAP measure based on individually tailored recognition and measurement methods.  Therefore, please revise future filings to remove this adjustment from your non-GAAP presentations.  Refer to Question 100.04 of the non-GAAP C&DIs and Rule 100(b) of Regulation G.

RESPONSE

The Company respectfully acknowledges the Staff’s comment, and the Company will remove the “acquisition-related revenue” adjustment from its non-GAAP financial results for the second quarter of 2019 and for all subsequent reporting periods.

2.              We note your response to prior comment 4 that you have not included any income tax expense adjustment in your non-GAAP measures due to your significant net operating loss carryforwards and related valuation allowance on a GAAP basis.  Pursuant to Question 102.11 of the non-GAAP C&DIs, non-GAAP net income as a performance measure should include tax expense commensurate with your non-GAAP measure of profitability.  You appear to have reported significant cumulative non-GAAP net income before taxes over the past several years, which suggests that from a non-GAAP perspective, loss carryforwards would not be available, and therefore, should not be considered in determining your non-GAAP net income (loss) adjustments.  Please revise.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. For the second quarter of 2019 and for all subsequent reporting periods, the Company will include an income tax expense adjustment in its non-GAAP financial measures that is commensurate with its non-GAAP measure of profitability, and disclose how the Company calculated the tax effects of its non-GAAP net income adjustments.

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Please do not hesitate to contact the undersigned at (877) 412-8867 or Jenna Cooper of Latham & Watkins LLP at (212) 906-1200 if you have any questions regarding this response letter.

Sincerely,

Ribbon Communications Inc.

By:	/s/ Daryl E. Raiford
Daryl E. Raiford
Chief Financial Officer